UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on AIRCEL USING ALVARION’S BREEZEMAX™ TO DEPLOY WIMAX NETWORKS ACROSS NORTHERN AND EASTERN INDIA dated December 27, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            ALVARION LTD.

Date: December 27th, 2006                  By: /s/ Dafna Gruber
                           Name: Dafna Gruber
                           Title:   CFO

EXHIBIT 1

Contacts
Dafna Gruber, CFO            Carmen Deville
+972 3 645 6252                   +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com    carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

AIRCEL USING ALVARION’S BREEZEMAX™ TO
DEPLOY WIMAX NETWORKS ACROSS NORTHERN AND
EASTERN INDIA

Offering Broadband Data and Voice Services, Aircel is Overlaying and
Expanding its Current Network, Planning to Serve SMEs in 50 Cities

TEL AVIV, Israel, December 27, 2006 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of wireless broadband solutions today announced that Aircel Business Solutions (ABS), a subsidiary of leading Indian cellular service provider Aircel, is expanding its current network and planning to use BreezeMAX 3300 to deploy WiMAX networks across 50 cities in northern and eastern India.

Aircel currently has deployments in eight cities and is using BreezeMAX to overlay and expand its current broadband and cellular network infrastructure to quickly offer affordable broadband data services to small and medium enterprise (SME) customers. Alvarion’s BreezeMAX 3300 is an extension of its market leading WiMAX platform operating in 3.3GHz, the frequency band specifically licensed for WiMAX services in India.

"We conducted extensive technological, commercial and operational research before selecting Alvarion’s BreezeMAX as the best WiMAX system for providing broadband services," said Mr. Jagdish Kini, Group Chief Executive Officer, Aircel. “We have pioneered India’s wireless revolution by offering WiMAX along with a host of innovative enterprise services using BreezeMAX’s built-in support for service level agreements (SLAs). We look forward to continuing to work with Alvarion as we expand our WiMAX offerings across India."

BreezeMAX is Alvarion’s award-winning WiMAX Certified™ platform designed from the ground up according to the IEEE 802.16 standards and uses OFDM technology for advanced non-line-of-sight (NLOS) functionality. Its carrier-class design supports broadband speeds and quality of service (QoS) enabling carriers to offer triple play broadband services to thousands of subscribers in a single base station.

"Aircel is one of several WiMAX customers we have in APAC, a region identified long ago as having great potential for WiMAX due to its insatiable demand for broadband and general lack of infrastructure," said Tzvika Friedman, president and CEO of Alvarion. "Leveraging our widely deployed BreezeMAX system and deep technical capabilities, we were able to quickly and cost-effectively offer a WiMAX product in the specific spectrum available in India. We are very excited to help close the digital divide in such a large and important emerging market.”

Since its launch in mid-2004, BreezeMAX has been successfully deployed in over 200 installations in more than 80 countries around the world.

About Aircel

Aircel Business Solutions (ABS), a part of Aircel, is headquartered in Chennai, India and is an ISO 9000 certified company. ABS is a registered member of WiMAX forum - both in the Indian and International Chapters. ABS’ product range includes a host of cutting-edge enterprise solutions such as Multi Protocol Label Switching Virtual Private Networks (MPLS VPNs), Voice over Internet Protocol (VoIP) and Managed Video Services on wireless platform including WiMAX.

About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion is the world’s leading provider of innovative wireless network solutions enabling personal broadband services to improve lifestyles and productivity with portable and mobile data, VoIP, video and other applications. Providing systems to carriers, ISPs and private network operators, the company supplies solutions in both developed and developing countries.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions. For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.